UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered and certain Cayman Islands legal matters

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands legal matters (included in Exhibit 5.1)

23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

99.1	Press Release – Canaan Announces US$72,000,000 Registered Direct Offering of American Depositary Shares

99.2	Form of Securities Purchase Agreement between Canaan Inc. and certain investors

INCORPORATION BY REFERENCE

Exhibits 5.1, 8.1, 23.2 and 99.2 to this report on Form 6-K are hereby incorporated by reference into the registration statement of Canaan Inc. on Form F-3 (No. 333-285125) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANAAN INC.

By:	/s/ Nangeng Zhang
	Name:	Nangeng Zhang
	Title:	Chairman and Chief Executive Officer (principal executive officer)

Date: November 4, 2025